April 28, 2025

Alison Pear
Shareholder
Buchalter
805 SW Broadway
Suite 1500
Portland, OR 97205

       Re: Leafly Holdings, Inc. /DE
           Schedule 13E-3 filed by Leafly Holdings, Inc.
           Filed April 11, 2025
           File No. 005-91206
           _
           Preliminary Proxy Statement
           Filed April 11, 2025
           File No. 001-39119
Dear Alison Pear:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement
General

1. Please reorganize your filing so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 is in the Special Factors section and avoid duplication of your disclosure to the extent possible. See Rule 13e-3(e)(1)(ii). Froward-Looking Statements, page v

2. We note your reference to the Private Securities Litigation Reform Act of 1995. The
       safe harbor for forward looking statements provided in the Reform Act does not apply
 April 28, 2025
Page 2

       to statements made in connection with a going private transaction. See
Sec.
       21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your proxy statement to delete the reference to the Reform Act, or revise to state explicitly that its safe harbor provisions do not apply in the context of this transaction.
Special Factors - Background of the Transaction, page 22

3. Please revise this section to describe any discussion or consideration of the structure of the current transaction, the possible ratios for the stock split, and the determination of the Cash-Out Price.
Security Ownership of Certain Beneficial Owners and Management, page 77

4.     Please update this disclosure to provide more recent information.
5. We note disclosure on page 27 that states the disclosure in this section includes the voting ownership percentage before and after the transaction of each of your named executive officers, our trustees and persons that beneficially own greater than 5% of our common stock. However, it does not appear that you have included such information. Please advise or revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Mergers
& Acquisitions